SEC
Mail Processing
Section

17005539

FEB 23 2017

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69583

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICR CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

761 MAIN AVENUE
(No. and Street)

NORWALK	CT	06851
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J. Marron (516) 287-2726
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VHY LLP
(Name – *if individual, state last, first, middle name*)

1185 AVENUE OF THE AMERICAS, 38TH FLOOR	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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AKB

OATH OR AFFIRMATION

I, DAVID A. GALPER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICR CAPITAL, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA L. KLEIN
NOTARY PUBLIC
State of Connecticut
My Commission Expires
May 31, 2019

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Sole Member
of ICR Capital LLC

We have audited the accompanying statement of financial condition of ICR Capital LLC (the "Company") as of December 31, 2016, and the related notes. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ICR Capital LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

UHY LLP

New York, NY
February 8, 2017

ICR Capital, LLC
Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	348,750
Accounts receivable		18,292
Prepaid expenses		4,463
Total assets	$	371,505
Liabilities and Member's Equity		
Accrued professional fees		18,563
Commitments and contingencies		
Member's equity		352,942
Total liabilities and member's equity	$	371,505

See notes to statement of financial condition.

1. Organization

ICR Capital LLC (the "Company") is a Connecticut limited liability company whose sole member is ICR, LLC (the "Parent"), also a Connecticut limited liability company. The liability of the member for the losses, debts and obligations of the Company is generally limited to its capital contributions. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company does not effect securities transactions on behalf of clients but may engage in underwritings, private placements of securities, trading securities for its own account and providing consulting services in connection with mergers, acquisitions and similar transactions including providing fairness opinions and valuations in connection with those transactions

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Advisory fees are recognized as services are provided. Deferred revenue, if applicable, is made up of unearned revenue and retainers. These items are recognized in income as they are earned over the life of the Company's contracts with its clients. Certain fees are recognized upon the settlement of a transaction.

Since the Company's provision of financial advisory services involves significant resources, its revenues tend to be concentrated. Accounts receivable at December 31, 2016 consists of amounts due from three clients, the largest of which represents 79% of the balance.

Allowance for Doubtful Accounts

Periodically, the Company evaluates its accounts receivable and, if applicable, provides for an allowance for doubtful accounts equal to amounts estimated to be uncollectible. The Company's estimate is based on a review of the current status of the individual accounts receivable.

Income Taxes

The Company is a disregarded entity for income tax purposes and its results of operations are included in the income tax returns of its Parent which files its tax returns as a partnership.

3. Cash

At December 31, 2016, cash consists of a checking account at a regional bank which is insured up to $250,000 by the Federal Deposit Insurance Corporation resulting in a balance in excess of such insurance coverage of approximately $142,000.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, 15c3-1, (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. In accordance with the Rule, the Company is required to maintain defined minimum net capital equal to the greater of $100,000 or 1/15th of aggregate indebtedness.

At December 31, 2016, the Company had net capital, as defined, of $330,187, which exceeded the required minimum net capital of $100,000 by $230,187. Aggregate indebtedness at December 31, 2016 totaled $18,563. The ratio of aggregate indebtedness to net capital was 0.06 to 1.

5. Related Party Transactions – Allocated Expenses

The Company and its Parent have entered into an Administrative Services Agreement, as amended (the "Agreement") in a manner consistent with Securities and Exchange Commission (SEC) rules 15c3-1, 17a-3, 17a-4 and 17a-5 and other relevant SEC and Financial Industry Regulatory Authority (FINRA) regulations and interpretations, whereas the Parent agrees to pay certain of the administrative and other expenses relating to the operation of the Company and the Company will reimburse the Parent for such expenses. Under the terms of the Agreement, the Parent may forgive reimbursement from the Company with such foregiveness representing additional capital contribution by the Parent.

6. Subsequent Events

Subsequent events were evaluated through February 8, 2017 which is the date the financial statements were available to be issued.